Sub-Item 77K: Changes in registrant's certifying accountants

Effective April 29, 2004, KPMG resigned as the auditors of the Fund. Also effective April 28, 2004, upon the recommendation of the Audit Committee, the Fund's Board selected PricewaterhouseCoopers LLP ("PWC") as independent registered public accounting firm to audit the books and records of the Fund for its fiscal year ending June 30, 2004.

KPMG 's report on the financial statements of the Fund for the past two years did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the period KPMG was engaged, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG's satisfaction, would have caused it to make reference to that matter in connection with its report.